EXHIBIT 99.1

2016 Annual General Meeting

HAMILTON, Bermuda, Aug. 16, 2016 (GLOBE NEWSWIRE) -- Further to the press release of July 11, 2016 giving notice that the Golar LNG Limited 2016 Annual General Meeting will be held on September 28, 2016, a copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F can be found on our website at http://www.golarlng.com and in the attachments below.

Golar LNG Limited

Hamilton, Bermuda

August 16, 2016

Notice of 2016 Annual General Meeting http://hugin.info/133076/R/2035544/758127.pdf
2015 Annual Report on Form 20-F http://hugin.info/133076/R/2035544/758129.pdf

CONTACT:

Stuart Buchanan
Stuart.Buchanan@golar.com
+442070637911

Roger Swan
roger.swan@golar.com
+44 207 063 7913